Safe-T Group Ltd.

8 Abba Eban Ave.

Herzliya, 4672526 Israel

October 28, 2022

Via EDGAR

Austin Pattan

Jan Woo

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Re:	Safe-T Group Ltd. (the “Company,” “we,” “our” and similar terminology)
Amendment No. 1 to Registration Statement on Form F-3 (“Amendment No. 1”)
Submitted October 28, 2022
File No. 333-267580

Dear Sirs:

The purpose of this letter is to respond to the comment letter of October 20, 2022, received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the registration statement on Form F-3 filed on September 23, 2022 (File No. 333-267580). For your convenience, your original comments appear in bold text, followed by our response. We are concurrently filing Amendment No. 1 to the registration statement on Form F-3 (“Amendment No. 1).

Page references in our response are to the Amendment No. 1. Unless otherwise stated, any defined terms in the Amendment No. 1 apply within this letter.

Amendment No. 1 Registration Statement on Form F-3

ORB Funding, page 1

1.	Please revise to describe all material terms of the ORB funding agreement, including the vesting schedule. For example, we note that Section 3.2.4 of the agreement provides examples of different potential outcomes with respect to ORB's exercise of warrants under the vesting schedule. Your revised disclosure should clearly describe the intended vesting schedule and these examples.

Response: We have revised our disclosure on pages 1-2 of the Amendment No. 1 in response to the Staff’s comment.

We respectfully advise the Staff that an amendment (the “Amendment”) to the ORB Agreement was signed on October 27, 2022 to provide for a cancellation of the Milestones (as defined in the ORB Agreement) as well as removed any discretion previously granted to ORB in connection with the additional $2 million funding (through Tranches 3-8, as defined in the ORB Agreement).

2.

Please provide us with your analysis as to your eligibility to register the resale of the ADS representing ordinary shares underlying the warrants pursuant to the ORB Agreement. As part of your response, disclose the dates on which the warrants were issued and why you believe the private placement has been completed given the vesting schedule and requirement to achieve certain milestones. In a PIPE transaction, a registered resale of securities is permitted where the investor is irrevocably bound to purchase a set number of securities for a set purchase price that is not based on a market price or a fluctuating ratio. In addition, there can be no conditions that an investor can cause not to be satisfied, including conditions related to market price of the securities or investor’s satisfactory completion of its due diligence requirements. For guidance, refer to Securities Act Sections Compliance & Disclosure Interpretation 139.11.

Response: We respectfully advise the Staff that pursuant to the closing of the private placement the private placement has been completed and therefore the ADS representing ordinary shares underlying the Warrants may be validly registered based on the following analysis:

The Warrants (including the 2,068,966 Series A Warrants with a fixed exercise price of US$0.725, 344,828 Series B Warrants with a fixed exercise price of US$1.45, 2,222,222 Series C Warrants with a fixed exercise price of US$0.675 and 370,370 Series D Warrants with a fixed exercise price of US$1.35) were all issued on August 11, 2022, which was before the Registration Statement was filed. All of the Warrants are currently outstanding, and each of the Warrants includes a fixed exercise price that was in place prior to the filing of the Registration Statement (subject only to customary anti-dilution provisions for splits, dividends etc.).

Further, following the Amendment, the vesting is either based on the passage of time or the remaining amounts of funding not having been withdrawn by the Company from the Facility. Following the Amendment, other than the additional withdrawals, which are solely in the discretion of the Company and not ORB, there are no further conditions to the vesting of the Warrants besides time-based vesting. The Warrants were intended to be consideration for the funding from ORB as an initial private placement that was completed prior to the filing of the Registration Statement and ORB was irrevocably bound at such time. Nonetheless, in order to further clarify that ORB is fully at risk with respect to the Warrants, the parties agreed to enter into the Amendment to remove any control by ORB over the vesting conditions.

Based on the foregoing factors, we believe that all of the factors listed in Securities Act Sections Compliance & Disclosure Interpretation 139.11 to be considered a completed private placement have been met and we continue to believe we are eligible to register the resale of the ADS.

Exhibits

3.	Please file the ORB funding agreement as an exhibit.

Response: We have added the ORB Agreement to the exhibit list as Exhibit 10.1 and filed the above-mentioned amendment thereto as Exhibit 10.2.

We respectfully advise the Staff that pursuant to your separate oral request and pursuant to Rule 418 promulgated under the Securities Act of 1933, as amended, the Company has separately supplementally provided the Staff with an unredacted copy of the ORB Agreement together with all schedules and exhibits through the Kiteworks portal together with a separate letter to the Staff and the Freedom of Information Act Office of the Commission, with respect to your comment herein.

* * *

The Company appreciates your comments and welcomes the opportunity to discuss the foregoing responses with you. Please call the Company’s attorneys, Howard Berkenblit at (617) 338-2979, Oded Har-Even at (212) 660-5002 or Isaac Pasha at (+972) 074-758-0480, of Sullivan & Worcester LLP, if you have any questions or require additional information.

Sincerely,

By:	/s/ Shachar Daniel
Name:	Shachar Daniel
Title:	Chief Executive Officer

cc: Howard Berkenblit, Oded Har-Even, Esq. and Isaac Pasha, Esq., Sullivan & Worcester LLP

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